Exhibit (a)(1)(B)

To:	[Calamos Employee]

From:	Gary J. Felsten

Date:	June 22, 2009

Re:	Calamos Asset Management, Inc. (“Calamos”) Offer to Exchange Certain
Stock Options for New Stock Options (“Program”)
We are pleased to offer you this one-time voluntary opportunity to surrender eligible outstanding stock options with exercise prices higher than the current market price of our Class A common stock in exchange for a lesser amount of new stock options with a lower exercise price (“Program”). The number of new stock options granted will be determined according to exchange ratios, which are based on the exercise prices of your surrendered stock options, as well as the current market value of Calamos Class A common stock. The exchange ratios are explained in the enclosed Offer to Exchange. Whether or not to participate in the Program is your decision. If you choose not to participate, simply sign, date and check the appropriate box on your election form and return the form to Missy Haas of the Human Resources Department of Calamos Asset Management, Inc. (HR Department). By not participating, you will keep your outstanding eligible stock options with their current terms and conditions. The Program opens on Monday June 22, 2009 and ends at 3:00 p.m., Central Daylight Time (“CDT”), on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended).
Only eligible employees with eligible stock options can participate in the Program. Eligibility criteria are explained in the enclosed Offer to Exchange.
This packet contains important information about the Program, including:
•	Offer to Exchange describing the terms and conditions of the Program;

•	Frequently Asked Questions (included in the Offer to Exchange);

•	Personalized election form, listing your eligible stock options, exercise price and exchange ratios; and

•	Personalized notice of withdrawal, in the event you decide to withdraw your election before the Program expires.
You may elect to participate in the Program by completing the enclosed election form and returning it to Missy Haas at the address noted on the form. You must return your completed and signed documents only to Missy Haas.
Your completed and signed election form must be received by Missy Haas by 3:00 p.m., CDT, on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended). If the deadline is extended, we will provide appropriate notice of the extension and the new deadline no later than the next business day after the previous deadline. The expiration deadline will be strictly enforced. Please note that no election forms will be accepted unless the forms are properly completed, signed and received by the HR Department before the deadline, even if these documents are mailed or postmarked before the deadline. If you choose to participate in the Program, your new stock options will be granted with an exercise price equal to the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted, as reported on the NASDAQ Global Select Market.
If you wish to withdraw or otherwise modify a previously submitted election in the Program, you must either (i) submit a new, completed and signed election form or (ii) submit a copy of your prior election form with your changes noted with each change initialed and dated. The deadline to withdraw is the same as the deadline for submitting an election form.
You should carefully read the enclosed information, and you are encouraged to consult your own outside tax, financial and legal advisors as you deem appropriate before you make any decision whether to participate in the Program. Participation involves risks that are discussed in the “Risk Factors” section of the Offer to Exchange document. No one from Calamos is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
If you have administrative questions relating to the Program, please contact Missy Haas in the HR Department at (630) 245-1798. If you have any other questions, please send your written requests to mhaas@calamos.com. We will review the questions and if appropriate, provide a response in an updated Q&A document. The updated Q&A will be filed with the SEC and posted at the SEC’s website at www.sec.gov and at the Company’s Investor Relations website at http://investors.calamos.com. You will be notified via e-mail of any updated Q&A documents.